Exhibit 99(a)(5)

News Release

One Centerpointe Drive Suite 200 Lake Oswego, Oregon 97035 503-684-7000                     www.gbrx.com

For release:	April 14, 2016, 6:00 a.m. EDT	Contact:	Lorie Tekorius
Justin Roberts
503-684-7000

Greenbrier Announces

Put Option Notification For 2.375% Convertible Senior Notes

LAKE OSWEGO, Oregon – April 14, 2016 – The Greenbrier Companies, Inc. (NYSE:GBX) (“Greenbrier”) today announced that it is notifying holders of its outstanding 2.375% Convertible Senior Notes due 2026 (the “Notes”) that, pursuant to the terms of the Notes and the indenture governing the Notes, they have the option to require Greenbrier to purchase, on May 16, 2016 (the “Purchase Date”), all or a portion of their Notes (the “Put Option”) at a purchase price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Purchase Date. Greenbrier will pay for any Notes validly surrendered and not validly withdrawn with cash. If all outstanding Notes are validly surrendered for purchase, the aggregate purchase price will be approximately $15,029,315.

The opportunity to surrender the Notes for purchase pursuant to the Put Option commences today and expires at 5:00 p.m., Eastern Time, on May 12, 2016, which is the second business day immediately preceding the Purchase Date. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., Eastern Time, on May 13, 2016.

As required by the rules of the Securities and Exchange Commission (the “SEC”), Greenbrier will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement will include a notice to holders from Greenbrier (the “Issuer Put Right Notice”) specifying the terms and conditions of the Put Option and the procedures to exercise the Put Option, which is available through The Depository Trust Company and the paying agent, which is U.S. Bank National Association. Holders of Notes are strongly encouraged to read the Issuer Put Right Notice and other relevant documents filed with the SEC before making a decision relating to the Put Option.

None of Greenbrier, its board of directors or its employees have made or are making any representation or recommendation to any holder as to whether or not to surrender Notes pursuant to the Put Option.

U.S. Bank National Association is acting as paying agent for the Put Option. Copies of the Issuer Put Right Notice and additional information relating to the Put Option may be obtained from U.S. Bank National Association by calling 1-800-934-6802.

This press release is for informational purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, the Notes.

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Greenbrier announces Put Option Notification . . . (Cont.)	Page 2

About Greenbrier

Greenbrier (www.gbrx.com), headquartered in Lake Oswego, Oregon, is a leading supplier of transportation equipment and services to the railroad industry. Greenbrier builds new railroad freight cars in manufacturing facilities in the U.S., Mexico and Poland and marine barges at our U.S. manufacturing facility. Greenbrier sells reconditioned wheel sets and provides wheel services at locations throughout the U.S. We recondition, manufacture and sell railcar parts at various U.S. sites. Through GBW Railcar Services, LLC, a 50/50 joint venture with Watco Companies, LLC, freight cars are repaired and refurbished at over 30 locations across North America, including more than 10 tank car repair and maintenance facilities certified by the Association of American Railroads. Greenbrier owns a lease fleet of over 9,000 railcars and performs management services for over 250,000 railcars.

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This press release may contain forward-looking statements, including statements regarding expected new railcar production volumes and schedules, expected customer demand for the Company’s products and services, plans to adjust manufacturing capacity, restructuring plans, new railcar delivery volumes and schedules, changes in demand for the Company’s railcar services and parts business, and the Company’s future financial performance. Greenbrier uses words such as “anticipates,” “believes,” “forecast,” “potential,” “goal,” “contemplates,” “expects,” “intends,” “plans,” “projects,” “hopes,” “seeks,” “estimates,” “strategy,” “could,” “would,” “should,” “likely,” “will,” “may,” “can,” “designed to,” “future,” “foreseeable future” and similar expressions to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause actual results to differ materially from in the results contemplated by the forward-looking statements. Factors that might cause such a difference include, but are not limited to, reported backlog and awards are not indicative of our financial results; uncertainty or changes in the credit markets and financial services industry; high levels of indebtedness and compliance with the terms of our indebtedness; write-downs of goodwill, intangibles and other assets in future periods; sufficient availability of borrowing capacity; fluctuations in demand for newly manufactured railcars or failure to obtain orders as anticipated in developing forecasts; loss of one or more significant customers; customer payment defaults or related issues; sovereign risk to contracts, exchange rates or property rights; actual future costs and the availability of materials and a trained workforce; failure to design or manufacture new products or technologies or to achieve certification or market acceptance of new products or technologies; steel or specialty component price fluctuations and availability and scrap surcharges; changes in product mix and the mix between segments; labor disputes, energy shortages or operating difficulties that might disrupt manufacturing operations or the flow of cargo; production difficulties and product delivery delays as a result of, among other matters, costs or inefficiencies associated with expansion, start-up or changing of production lines or changes in production rates, changing technologies, transfer of production between facilities or non-performance of alliance partners, subcontractors or suppliers; ability to obtain suitable contracts for the sale of leased equipment and risks related to car hire and residual values; integration of current or future acquisitions and establishment of joint ventures; succession planning; discovery of defects in railcars or services resulting in increased warranty costs or litigation; physical damage or product or service liability claims that exceed our insurance coverage; train derailments or other accidents or claims that could subject us to legal claims; actions or inactions by various regulatory agencies including potential environmental remediation obligations or changing tank car or other rail car or railroad regulation; and issues arising from investigations of whistleblower complaints; all as may be discussed in more detail under the headings “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 10-K for the fiscal year ended August 31, 2015, and our other reports on file with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. Except as otherwise required by law, we do not assume any obligation to update any forward-looking statements.

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